# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TILLY'S, INC., CIK 0001524025
CUSIP: 886885102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 10 WHATNEY, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 03/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000929638-23-000841
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Barry N. Hurwitz, c/o Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts (MA), 02110-1726, 617-341-7700

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,174,879; sole dispositive power 0; shared dispositive power 8,174,879; aggregate amount beneficially owned 8,174,879 (35.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: TILLY'S, INC.
Address of issuer's principal executive offices: 10 WHATNEY, IRVINE, California (CA), 92618
Comment:
This Amendment No. 16 to Schedule 13D (this "Amendment"), which is being filed voluntarily, relates to Class A Common Stock of Tilly's, Inc., a Delaware corporation (the "Issuer" or the "Company"). The address of the principal executive offices of the Issuer is 10 Whatney, Irvine, California 92618. This Amendment is being filed by the Reporting Person to amend the Schedule 13D that was filed on March 15, 2023, as amended on April 4, 2023, April 28, 2023, June 2, 2023, June 6, 2023, December 4, 2023, January 11, 2024, February 2, 2024, March 4, 2024, March 19, 2024, July 3, 2024, January 2, 2025, January 14, 2025, February 3, 2025, February 18, 2025 and March 4, 2025 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 5(a) through 5(c) and Item 6 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

See Items 7-13 of the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

See Items 7-13 of the cover page.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The Reporting Persons did not effect any transactions in shares of the Company's Class A Common Stock during the sixty day period prior to this filing.

The percentage calculations herein are based upon the statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2024, as filed with the Securities and Exchange Commission on December 6, 2024, that there were 22,845,799 shares of Class A Common Stock of the Issuer outstanding as of December 4, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated as follows:

Between March 6, 2025 and March 14, 2025, the Reporting Person entered into certain cash-settled swap agreements with an unaffiliated third-party financial institution (the "Cash-Settled Swaps"). Collectively, such Cash-Settled Swaps held by the Reporting Person represent economic exposure to an aggregate of 317,664 notional shares of Class A Common Stock, representing approximately 1.39% of the outstanding shares of Class A Common Stock of the Issuer. Such Cash-Settled Swaps, together with Cash-Settled Swaps previously entered into by the Reporting Person, represent economic exposure to an aggregate of 2,077,013 notional shares of Class A Common Stock, representing approximately 9.09% of the outstanding shares of Class A Common Stock of the Issuer. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide it with the power to vote or direct the voting, or dispose of or direct the disposition, of the shares that are subject to the Cash-Settled Swaps.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (03/18/2025)